"Exemption No. 82-1357"

Continental Aktiengesellschaft

Continental

02055692

02 OCT 31 AM 8:22

Press Release

Continental Expands Activities in India

SUPPL

Step into the Market for Motorcycle and Scooter Tires

Hanover, October 28, 2002. Continental AG, Hanover, recently concluded an agreement with Metro Tyres Ltd, New Delhi, on the production and marketing of motorcycle and scooter tires in India. Under the terms of the agreement, Metro Tyres, the Indian market leader for bicycle tires, will receive technical assistance from the German company for the production of tires for motorized two-wheelers. The specific tires will then be sold as Continental brand tires on the Indian market. The number of tires to be manufactured under licence is to grow steadily from 300,000 units in 2003 to 1.5 Mio units in 2007.

With this agreement Continental has managed to penetrate India's vast two-wheel tire market, with annual unit sales in the order of 22 million (original equipment and replacement business).

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. Worldwide the company had around 65,000 employees on its payroll in 2001 and took in €11.2 billion in sales.

Andreas Meurer
Head of Press
Phone +49-(0)511-938-1278
Fax +49-(0)511-938-1055
E-Mail: prkonzern@conti.de

11/4

Media databases on the Internet: www.conti-online.com

Enel

AEM SPA

FILE NO. 82-4911

SALE OF THE MILAN AND ROZZANO ELECTRICAL ENERGY DISTRIBUTION NETWORK FROM ENEL TO AEM

Rome/Milan, 29 October 2002 – the contract between Enel Distribuzione S.p.A. and AEM Distribuzione Energia Elettrica S.p.A. was signed today, hereby transferring to AEM, as of 1 November 2002, the ownership of the branch of Enel which distributes and sells electrical energy in the provinces of Milan and Rozzano (385,000 clients with 4,500 kilometres of both medium and low voltage energy lines).

The sale of this branch of the company was executed in accordance with the conditions set out on 31 March 2001 by the Board of Arbitrators – nominated as per the Bersani decree – for an amount of 423,494,658 euros, notwithstanding the continuation of pending lawsuits before the Milan Judicial Authority as Enel has appealed against the decisions of the Board of Arbitrators relative to the value of the aforementioned company branch.

Enel and AEM have nevertheless both expressed their reciprocal availability in finding an out of court settlement in order to put an end to the outstanding litigation.

Comunicato Stampa

Enel SpA

Media Relations

Tel.: +39-06-8509.5699
Fax: +39-06-8509.3771
e-mail: ufficiostampa@enel.it

AEM SpA

Press Office

Tel.: +39-02-7720.3093
Fax: +39-02-7720.3535
e-mail: ufficiostampa@aem.it